CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF TRUST

This Certificate of Amendment (“Certificate”) is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

First:	The name of the statutory trust is Sage Quant ETF Trust (the “Trust”).

Second:	The Trust’s Certificate of Trust is hereby amended to delete the first enumerated paragraph therein in its entirety and to insert in lieu thereof the following new first enumerated paragraph:

First: The name of the statutory trust is ETF Series Trust (the “Trust”).

Third:	This Certificate shall be effective on August 29, 2013.

IN WITNESS WHEREOF, the undersigned, being a Trustee, has executed this Certificate on this 29th day of August, 2013.

By:     /s/ Luigi Vacca

           Luigi Vacca, as Trustee and not individually